January 10, 2022TSX: SAM

Starcore Announces New President

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces the appointment of Pierre Alarie as President and a director of the Company. Mr. Alarie’s appointment signals Starcore’s expanded direction as it positions the Company for strategic leadership and growth.

Mr. Alarie’s distinguished career covers over 30 years of executive positions in Canadian and Latin American companies, with experience in business development, acquisitions, team management and structured financial transactions.  Most recently as Managing Director of ATCO, Latin America from September 2019 to December 2021, Mr. Alarie served as the Ambassador of Canada to Mexico from 2015 to 2019 when he worked to facilitate relations between the two countries across various sectors, including the aerospace, auto and mining industries.  His business development and operational experience in commercial and banking corporations, coupled with developing and managing long-cycle projects in both international and national environments will bring a valuable dimension to Starcore’s management and the Board of Directors.

“Attracting additional senior management with Latin American experience of Pierre’s calibre demonstrates Starcore’s commitment to building and growing shareholder value,” said Robert Eadie, CEO of the Company. “Starcore is stronger than ever – we are debt-free and poised for our next stage of growth.”

Mr. Alarie’s operational experience is extensive, having formerly worked with Bombardier, SNC Lavalin, Hydro-Quebec and other Canadian corporations.  In addition to serving as Canada’s Ambassador to Mexico, his diplomatic service includes serving as first secretary in Santiago, Chile.  Mr. Alarie possesses strong experience in Crown corporations, and service in various public and private sectors.

Mr. Alarie’s appointment follows the resignation of Robert Eadie as President of the Company.   Mr. Eadie remains as Chairman, CEO and a director of the Company.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here:   www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chairman & Chief Executive Officer

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.